EXHIBIT 12(b)

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
(in millions, except ratios)

Three Months Ended
March 31, 2003

Excluding Interest on Deposits

Income before income taxes	$2,122

Fixed charges:
Interest Expense	1,980
One-third of rents, net of income from subleases(a)	84

Total fixed charges	2,064

Less: Equity loss in undistributed income of affiliates	8

Earnings before taxes and fixed charges, excluding capitalized interest	$4,194

Fixed charges, as above	$2,064
Preferred stock dividends (pre-tax)	20

Fixed charges including preferred stock dividends	$2,084

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.01

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$2,084
Add: Interest on deposits	1,068

Total fixed charges including preferred stock dividends and interest on deposits	$3,152

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$4,194
Add: Interest on deposits	1,068

Total earnings before taxes, fixed charges and interest on deposits	$5,262

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.67

(a)	The proportion deemed representative of the interest factor.

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